FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 12, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Nações Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 30, 2020

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 30, 2020

1.           Date, Time and Place: Meeting held on April 30, 2020, at 10:00 a.m., by conference call.

2.           Summons and Presence: Summons duly held pursuant to Article 21 of BRF S.A. Bylaws (“Company”) considering the presence of the totality of the members of the Board of Directors: Mr. Pedro Pullen Parente (“Mr. Pedro Parente”), Mr. Augusto Marques da Cruz Filho (“Mr. Augusto Cruz”), Mr. Dan Ioschpe (“Mr. Dan Ioschpe”), Mrs. Flavia Buarque de Almeida (“Mrs. Flavia Almeida”), Mr. José Luiz Osório de Almeida Filho (“Mr. José Osório”), Mr. Luiz Fernando Furlan (“Mr. Luiz Furlan”), Mr. Ivandré Montiel da Silva (“Mr. Ivandré Montiel”), Mr. Roberto Rodrigues (“Mr. Roberto Rodrigues”), Mrs. Flavia Maria Bittencourt (“Mrs. Flavia Bittencourt”) and Mr. Marcelo Feriozzi Bacci (“Mr. Marcelo Bacci”).

3.           Presiding Board: Chairman: Mr. Pedro Pullen Parente. Secretary: Carlos Eduardo de Castro Neves.

4.           Agenda: (i) Investiture of members of the Company’s Board of Directors elected at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 27, 2020; and (ii) Definition of the Composition of the Advisory Committees to the Board of Directors.

5.           Resolutions: The members approved, by unanimous votes and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda had been examined, the following matters were discussed and the following resolutions were taken:

5.1.      Investiture of members of the Company’s Board of Directors elected at Ordinary and Extraordinary General Shareholders’ Meeting held on April 27, 2020. Messrs. Pedro Parente, Augusto Cruz, Flavia Bittencourt, Ivandré Montiel, Marcelo Bacci, Dan Ioschpe, Flavia Almeida, José Osório, Luiz Furlan and Roberto Rodrigues, elected and identified at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 27, 2020, took office as members of the Board of Directors and executed their respective terms of investiture.

5.2.      Definition of the Composition of the Advisory Committees to the Board of Directors. The members of the Board of Directors, by unanimous votes, approved the election of the members of the advisory committees to the Board of Directors, and of the Company’s Audit and Integrity Committee, as described below, with the members of each committee being responsible for electing their coordinator, as well as to define the frequency of their meetings, observing the suggestion of periodicity of the ordinary meetings indicated below:

Extract of the Minutes of the Ordinary Meeting of the Board of Directors held on April 30, 2020

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 30, 2020

•        Audit and Integrity Committee: Messrs. Augusto Cruz, Ivandré Montiel and Marcelo Bacci. Periodicity of monthly ordinary meeting, corresponding to 12 times a year;

•        Finance and Risk Management Committee: Messrs. Dan Ioschpe, Ivandré Montiel, Marcelo Bacci and, as an external member, Mr. Manuel Cordeiro Silva Filho. Suggestion of periodicity of bimonthly ordinary meeting, corresponding to 6 times a year;

•        People, Governance, Organization and Culture Committee: Messrs. Flavia Almeida, Dan Ioschpe and Flavia Bittencourt. Suggestion of periodicity of bimonthly ordinary meeting, corresponding to 6 times a year;

•        Quality and Sustainability Committee: Mr. Roberto Rodrigues, Luiz Furlan, José Osório, Flavia Bittencourt and, as an external consultant, Professor Vicente Falconi. Suggestion of periodicity of bimonthly ordinary meeting, corresponding to 6 times a year.

6.           Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.           Closure: There being no other matters to be discussed, the meeting was closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book No. 7, pages 73 to 75, of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, April 30, 2020.

Carlos Eduardo de Castro Neves Secretary

Extract of the Minutes of the Ordinary Meeting of the Board of Directors held on April 30, 2020